UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO SECTION 13a-16 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                         For the month of September, 2005

                        Commission File Number: 001-13184


                              TECK COMINCO LIMITED
             (Exact name of registrant as specified in its charter)


      Suite 600 - 200 Burrard Street, Vancouver, British Columbia V6C 3L9
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F   [_]              Form 40-F  [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                        Yes  [_]                   No   [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

                                  SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              TECK COMINCO LIMITED
                                              (Registrant)



Date:    September 23, 2005                   By: /s/ Karen L. Dunfee
                                                  ------------------------
                                                  Karen L. Dunfee
                                                  Corporate Secretary



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                                                            [LOGO - TECKCOMINCO]
                                                  ------------------------------
                                                           EXTERNAL NEWS RELEASE
                                                                        05-20-TC


FOR IMMEDIATE RELEASE:  September 23, 2005


            TECK COMINCO ANNOUNCES SALE OF US$ ONE BILLION 10 YEAR
                              AND 30 YEAR NOTES

Vancouver, B.C. -- Teck Cominco Limited today announced that it has entered into an agreement with a syndicate of underwriters to issue US $300 aggregate principal amount of 10 year notes and US $700 million aggregate principal amount of 30 year notes under its base shelf prospectus dated June 23, 2005. The transaction is expected to close on September 28, 2005.

The 10 year notes will bear interest at the rate of 5.375% per annum and the 30 year notes will bear interest at the rate of 6.125% per annum . Teck Cominco may redeem some or all of the notes at any time at a redemption price equal to their principal amount plus a make-whole premium.

Teck Cominco will use the net proceeds of the offering, together with its existing and future cash resources, to repay indebtedness maturing over the next 12 months, to fund new investment opportunities including its proposed investment in the Fort Hills oil sands project and for general corporate purposes. The terms of the notes will be set forth in a prospectus supplement to be filed with securities regulatory authorities in British Columbia and the United States.

JPMorgan and Citigroup are the joint book-running managers, with Merrill Lynch & Co., RBC Capital Markets, BMO Nesbitt Burns, RBC Capital Markets, TD Securities, CIBC World Markets, Scotia Capital, BNP Paribas and, HSBC acting as co-managers of the offering. Copies of the U.S. prospectus supplement and base prospectus may be obtained from JPMorgan at 270 Park Avenue, 21st Floor, New York, New York, 10017.

Teck Cominco is a diversified mining company, headquartered in Vancouver, Canada with assets of over $6 billion. Shares are listed on the Toronto Stock Exchange under the symbols TEK.MV.A and TEK.SV.B. The company is a world leader in the production of zinc and metallurgical coal and is also a major producer of copper and gold.

This media release is not, and should not be construed as, an offer to sell or a solicitation of an offer to buy securities in any jurisdiction.

                                    - 30 -

For additional information, please contact:

GREG WALLER
Director, Finance Analysis and Investor Relations
(604) 685-3005